STATEMENT OF FINANCIAL CONDITION

Security Distributors, LLC
Year Ended December 31, 2017
SEC File Number 8-10781
With Report of Independent Registered Public Accounting Firm

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
SBL Holdings, LLC)

Statement of Financial Condition

Year Ended December 31, 2017

Contents



Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

The Board of Directors and
  Management of Security Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Security Distributors, LLC (the Company) as of December 31, 2017 and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal security laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit includes performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since at least 1980, but we are unable to determine the specific year.

Kansas City, Missouri
February 28, 2018

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of SBL Holdings, LLC)

Statement of Financial Condition

December 31, 2017
(In Thousands)

Assets

Cash and cash equivalents	$	37,301
Cash segregated in compliance with federal and other regulations		-
Redemptions receivable (including $371 due from related parties)		7,902
Receivables from related parties		14,393
Other assets		5,358
Total assets	$	64,954

Liabilities and member's capital

Liabilities:

Payable for purchases of retirement plan products (including $853 due to related parties)	$	5,773
Payables to related parties		10,415
Accounts payable		142
Total liabilities		16,330

Member's capital:

Contributed capital		22,033
Retained earnings		26,591
Total member's capital		48,624
Total liabilities and member's capital	$	64,954

See accompanying notes.

Notes to Financial Statement
(In Thousands)

December 31, 2017

1. Nature of Business and Ownership

Security Distributors, LLC (the Company) is a wholly owned subsidiary of Security Benefit Life Insurance Company (SBLIC), which is an indirect wholly owned subsidiary of Security Benefit Corporation (SBC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily distributes variable annuities sponsored by SBLIC and First Security Benefit Life Insurance and Annuity Company of New York (FSBL, a related party), mutual funds available through such annuities, and retirement plan products for which a related party, Security Financial Resources, Inc. (SFR), is record keeper and administrator.

As the single member of the Company, SBLIC (the Member) shall from time to time contribute capital to the Company as it shall determine. The Company's profits and losses shall be allocated to the Member. Distributions shall be made to the Member at times and in aggregate amounts as shall be determined by the Member.

The Company has entered into an agreement with Security Benefit Business Services, LLC (SBBS), a related party, to handle all corporate functions and processes. All employees and the majority of expenses are paid by SBBS, and these costs are then billed to the Company.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statement in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
SBL Holdings, LLC)

Notes to Financial Statement (continued)
(In Thousands)

2. Significant Accounting Policies (continued)

Revenue Recognition

Commissions include point-of-sale fees which are recognized when earned. Revenue-sharing represents the amount earned under agreements with the investment advisors and/or underwriters of both related and unrelated mutual funds that are in the underlying products distributed by the Company. These fees are accrued and paid on a monthly basis based on contractual agreements. Other related party revenue primarily consists of support fees and management fee income from related parties. Support fees are asset-based fees that are generally based on a contractual fee as a percentage of assets and recognized when earned. Management fee income from related parties reimburses the Company for expenses incurred related to fixed annuity sales. These fees are settled monthly.

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions with distribution fees and contingent deferred sales charges, paid to broker/dealers in connection with the sale of certain retirement plan products. These deferred selling commissions are amortized straight line based on the revenue stream of contingent deferred sales charges and distribution fees. Deferred selling commissions are included within the other assets on the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash, other investments with original maturities of 90 days or less, and money market funds principally supported with cash and cash equivalent funds.

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash on deposit in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not have possession or control over customers' funds.

Determination of Fair Value

Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement* (ASC 820), the Company bases fair value on the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction

4

2. Significant Accounting Policies (continued)

Determination of Fair Value (continued)

between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820. The Company holds money market funds as cash equivalents in the amount of $5,842, which are Level 1 financial assets measured at fair value based upon unadjusted quoted prices for identical instruments traded in active markets. There were no assets transferred between Levels 1, 2, and 3 during the year ended December 31, 2017. The only activity relates to the purchase and redemption of money market funds.

Redemptions Receivable/Payable for Purchases of Retirement Plan Products

Redemption receivables are amounts related to participant redemptions, which have been requested, but not yet received, from fund companies. A corresponding payable to SFR is included within Payable to related parties.

Payable for purchases of retirement plan products are amounts related to participant purchases, which have been requested, but not yet paid, to fund companies. A corresponding receivable from SFR is included within Receivable from related parties.

These balances are typically settled one day after receiving a participant's request.

Income Taxes

The Company is a disregarded entity under SBLIC for income tax purposes and is not subject to U.S. federal and state taxes. The Internal Revenue Service (IRS) is not currently examining any of the Company's federal tax returns. With few exceptions, the Company is no longer subject to U.S. and state examinations by tax authorities for those years before 2014. The Company has assessed the tax positions for the current tax year and has concluded that it has no material uncertain tax positions to be recognized as of December 31, 2017.

2. Significant Accounting Policies (continued)

Planned Adoption of Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*. This authoritative guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue standard is that an entity recognize revenue to reflect the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for the good or service. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard, which becomes effective for fiscal years beginning after December 15, 2016. In August 2015, FASB issued Accounting Standards Update No 2015-14, *Revenue from Contracts with Customers (Topic 606)*. The amendments in this ASU defer the effective date of ASU 2014-09 for all entities by one year. Therefore, ASU 2014-09 will be effective for the Company's fiscal year beginning January 1, 2018. During 2016, the FASB issued ASU 2016-08, 2016-10 and 2016-12 that are all further clarifications to ASU 2014-09. The Company has completed a process to review and analyze the revenue streams under this new revenue recognition guidance and has concluded that adopting such new guidance will not have material impact to the Company's financial statement.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses, Measurement of Credit Losses on Financial Instruments*. The amendments in this ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new standard will become effective for the Company on January 1, 2021, with early adoption permitted in 2019. The Company is currently evaluating the impact of this new guidance on the financial statement, but does not expect it to have a material impact.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of SBL Holdings, LLC)

Notes to Financial Statement (continued)
(In Thousands)

3. Other Assets

As of December 31, 2017, the balances that comprised the other assets are presented below:

Revenue sharing receivable (including $1,062 due from related parties)	$	3,545
Deferred selling commissions, net of accumulated amortization of $599		1,783
Other receivables		30
	$	5,358

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2017:

Balance at beginning of year	$	2,048
Costs deferred during the year		441
Amortized to expense during the year		(706)
Balance at end of year	$	1,783

As of December 31, 2017, there has been no impairment taken on the deferred selling commissions.

4. Related-Party Transactions

As of December 31, 2017, the balances that comprised the receivables from related parties amount is presented below:

Notes receivable from related party	$	6,000
Receivable from related party for purchases of retirement plan products		5,787
Other receivables from related parties		2,606
	$	14,393

On February 20, 2017, SBC repaid a $4,000 short-term intercompany promissory note. Interest on the principal amount of the note was payable at an annual rate of 5%.

On April 23, 2016, an intercompany promissory note due from SBC totaling $6,000 was extended and is payable in full on April 23, 2024. Interest on the principal amount of the note is at an annual rate of 6.5% and due at maturity.

4. Related-Party Transactions (continued)

Interest receivable of $659 is included in receivables from related parties on the statement of financial condition as of December 31, 2017.

As of December 31, 2017, the balances that comprised the payable to related parties amount is presented below:

Payable to related party for redemptions of retirement plan products	$	7,936
Other payables to related parties		2,479
	$	10,415

5. Contingencies

The Company is not aware of any legal proceedings or other matters that may result in a loss contingency.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital (greater of $25 or 6 2/3% of aggregated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to related parties, dividend payments, and other capital withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2017, the Company had net capital of $34,544, which was $33,455 in excess of its required net capital of $1,089. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to Paragraph (k)(2)(i) thereof. The Company's ratio of aggregate indebtedness to net capital was 47.27 to 1 at December 31, 2017.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through the date that the financial statement was issued. There were no events that occurred that were required to be recognized or disclosed in the accompanying financial statement.



